

July 21, 2014

<u>Via E-mail</u>
Stefan Borgas
Chief Executive Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> **Re:** **Israel Chemicals Ltd.**
> **Amendment No. 3 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted July 10, 2014**
> **CIK No. 0000941221**

Dear Mr. Borgas:

We have reviewed your response to our letter dated June 19, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please update the financial statements as necessary to comply with Item 8A of Form 20-F.

2. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of your Form F-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

 You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

      Sincerely,

      /s/ Max A. Webb

      Max A. Webb
      Assistant Director

cc: Michael Kaplan, Esq.
  Davis Polk & Wardwell LLP